MICROMEM TECHNOLOGIES INC.
                                  777 Bay Street, Suite 1910
                                       Toronto, Ontario
                                        M5G 2E4 Canada



January 4, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

	Re:  Micromem Technologies Inc.
	     Registration Statement on Form F-3
             File No. 333-126132

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Micromem Technologies Inc. (the "Registrant") hereby requests the withdrawal of the above-referenced Registration Statement on Form F-3 (the "Registration Statement"), which was initially filed with the Securities and Exchange Commission on June 27, 2005.

The Registration Statement was filed in contemplation of resale offerings by investors who acquired units of the Registrant in private placements. However, as the common shares included in the units are eligible for resale under Rule 144, the Registrant intends to revise the terms of the resale of the common shares and the units with the mutual consent of the investors. Therefore, the Registrant wishes to withdraw the Registration Statement. The Registration Statement has not been declared effective, and no securities have been sold in connection with the Registration Statement.

Please forward a copy of the order consenting to the withdrawal of the Registration Statement to the Registrant's legal counsel, George Boychuk, via facsimile at (212) 319-7605. If you should have any questions with regard to this application for withdrawal, please contact Mr. Boychuk at 212-319-7600.

                                                Respectfully submitted,

                                                Micromem Technologies Inc.

                                                By: /s/ Dan Amadori
                                                --------------------------------
                                                Name:  Dan Amadori
                                                Title: Chief Financial Officer